
02044230

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report of 26 June 2002

Energis plc
(Name of Registrant)

Carmelite
50 Victoria Embankment
London EC4Y 0DE
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Acquisition of MetroHoldings Limited
2. Strategic Review Update
3. Statement on Capital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ENERGIS PLC
(Registrant)

Date: ~~24~~ 26 June 2002

By: [signature]
William Edward James Trent
Director

EXHIBIT 1

For Immediate Release: 1 May 2002

Energis acquires full ownership of MetroHoldings Limited

Energis today announces that it has acquired from France Telecom their 50% stake in MetroHoldings Limited (MHL), in lieu of a put option held by France Telecom. Energis now owns 100% of MHL.

The consideration for the 50% stake is £8.95 million cash, representing half MHL's £17.9 million net asset value as at 31 December 2001. The consideration is payable over eight months, with £1 million payable immediately upon closing and a further £1 million per month payable until December 2002.

The acquisition is a discrete part of the restructuring of Energis and is not indicative of the success or otherwise of the Group's overall restructuring.

In the year ended 31 December 2001, MHL had revenues of approximately £3.7 million, EBITDA of approximately £1.5 million and profit after tax of approximately £0.25 million.

Enquiries

Energis + 44 (0) 20 7206 5555
Christine Holgate
Gavin Partington
Nick Benson

Citigate Dewe Rogerson + 44 (0) 20 7638 9571
Anthony Carlisle + 44 (0) 7973 611888

Notes to editors

MHL was established in April 1998 as a joint venture company between Energis (50 per cent.), Deutsche Telekom AG (25 per cent.) and France Telecom (25 per cent.) to build metropolitan area networks ("MANs") in major UK cities. France Telecom purchased Deutsche Telecom's stake in May 2000.

Since MHL commenced operations it has completed the construction of 5 MANs in the City of London, Manchester, Birmingham, Leeds and Bristol. Outside of MHL, Energis has constructed its own networks in Edinburgh, Glasgow, Bracknell, Reading, Basingstoke and the West End of London.

EXHIBIT 2

For immediate release: 10 May 2002

ENERGIS plc

Strategic Review Update

Following previous statements, in which Energis has outlined its intention to develop a consensual restructuring of the Group's balance sheet and focus on its core UK business, the Board of Energis plc can now report further progress.

Constructive discussions with Energis' lending banks, the ad hoc committee of bondholders and potential investors are now proceeding towards a recapitalisation of Energis plc or a change of ownership of the Group's UK business.

The lending banks have shown their continuing support for Energis' UK business and continue to provide funding to meet its cash requirements. The Board is confident that the UK business will be placed on a stable financial footing. However recapitalisation, or sale of the UK business, would, at best, lead to significant dilution for existing shareholders.

It has also become clear that a sale of Energis' German subsidiary, Ision Internet AG, is unlikely. Accordingly, in the interest of preserving cash resources, the Board has decided to stop funding Ision. Ision Internet AG has informed Energis plc that it intends to commence insolvency proceedings. Energis has informed its lending banks and the ad hoc committee of bondholders of this action.

Recently, a majority of bondholders approved an amendment to the bonds that eliminated the automatic acceleration of the bonds upon the event of default resulting from an Ision insolvency.

Whilst Ision Internet AG and its subsidiaries are likely to make claims against Energis plc, the insolvency of Ision is not expected to have a material effect on Energis' core UK trading business.

Energis continues to support its national business in The Netherlands (Energis NV) whilst discussions progress on its sale. Energis also continues to explore its options in relation to its joint venture Energis Polska.

Enquiries

Energis	+ 44 (0) 20 7206 5555
Gavin Partington	
Citigate Dewe Rogerson	+ 44 (0) 20 7638 9571
Anthony Carlisle	+ 44 (0) 7973 611888

EXHIBIT 3

For immediate release: 17 May 2002

Energis plc

Statement on Capital

As previously announced, consistent with Energis' focus on its UK business and in the interests of preserving cash resources, the Board decided to stop funding Energis' Swiss and German operations. Ision Internet AG and Energis (Switzerland) AG have since commenced insolvency proceedings.

Constructive discussions with Energis' lending banks, the ad hoc committee of bondholders and potential investors are continuing towards a recapitalisation of Energis plc (by way of a debt for equity swap) or a change of ownership of the UK business. However, a debt for equity swap would lead to significant dilution of existing shareholders and a sale of the Dutch and UK businesses would not offer any value to existing shareholders.

The recent decisions to cease funding Energis' German and Swiss operations, together with the values implied by the expressions of interest in the UK and Dutch businesses reflect the difficult environment in the telecommunications industry. In view of this current environment Energis has revised and re-stated the value at which its subsidiaries are carried on its balance sheet in accordance with applicable UK accounting standards.

As a result, the value of Energis' assets (net of its liabilities) is now less than half of its called-up share capital. Energis has informed its lending banks and the ad hoc committee of bondholders accordingly.

In these circumstances, the directors are obliged by section 142 of the Companies Act 1985 to convene an extraordinary general meeting of Energis for the purpose of considering whether any, and if so what, steps should be taken to deal with the situation.

Accordingly, a circular is being posted to shareholders to convene such a meeting for 14 June 2002.

Enquiries

Energis + 44 (0) 20 7206 5555
Gavin Partington
Nick Benson

Citigate Dewe Rogerson + 44 (0) 20 7638 9571
Anthony Carlisle + 44 (0) 7973 611888